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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

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                                   SCHEDULE 14D-1/A
                                TENDER OFFER STATEMENT
                                  (AMENDMENT NO. 3)
                                     PURSUANT TO
               SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                  BRC HOLDINGS, INC.
                              (NAME OF SUBJECT COMPANY)

                                  ------------------

                             ACS ACQUISITION CORPORATION
                         AFFILIATED COMPUTER SERVICES, INC.
                                      (BIDDERS)

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                        COMMON STOCK, PAR VALUE $.10 PER SHARE
                            (TITLE OF CLASS OF SECURITIES)

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                                     227174-10-9
                       (CUSIP NUMBER OF CLASS OF SECURITIES)

                                    DAVID W. BLACK
                             ACS ACQUISITION CORPORATION
                                  2828 NORTH HASKELL
                                 DALLAS, TEXAS  75204
                                    (214) 841-6152

             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
               RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                       COPY TO:
                              DAVID G. LUTHER, JR., ESQ.
                                HUGHES & LUCE, L.L.P.
                                   1717 MAIN STREET
                                      SUITE 2800
                                 DALLAS, TEXAS  75201
                                    (214) 939-5500

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                                                              Page 2 of 5 Pages

     This Amendment No. 3 to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on October 23, 1998 (as amended, the "Schedule 14D-1") relates to the tender offer by ACS Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Affiliated Computer Services, Inc., a Delaware corporation ("Parent"), to purchase 8,704,238 shares of common stock, par value $.10 per share (collectively, the "Shares") of BRC Holdings, Inc., a Delaware corporation (the "Company"), at a purchase price of $19.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 1998 (the "Offer to Purchase"), a copy of which is attached as Exhibit 1 to the Schedule 14D-1, as supplemented by the Supplement thereto, dated November 16, 1998 (the "Supplement"), which is attached as Exhibit 19 to Amendment No. 2 to the Schedule 14D-1 and the Letter of Transmittal, which, together with any amendments or supplements thereto, constitute the "Offer." Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase, the Supplement and the
Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     Item 1(b) is hereby amended and supplemented as follows:

     On November 30, 1998, Parent and the Purchaser extended the Expiration Date of the Offer to 12:00 Midnight, New York City time, on Monday, December 14, 1998, pursuant to a letter to the Company attached hereto as Exhibit 20 and incorporated herein by reference.


     As of December 1, 1998, 6,194,131 Shares had been tendered pursuant to the Offer and not properly withdrawn.

     On December 1, 1998, Parent issued a press release regarding the foregoing, a copy of which is attached hereto as Exhibit 21 and incorporated herein by reference.

     Item 1(c) is hereby amended and supplemented as follows:

     The high and low last reported sales prices per Share from November 16, 1998, the date of the Supplement, through December 1, 1998 were $19-1/8 and $18-5/8, respectively. On December 1, 1998, the last full day of trading prior to the public announcement of the extension of the Expiration Date, the last reported sales price per Share was $19.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3(b) is hereby amended and supplemented as follows:

     As previously disclosed in Section 5 of the Supplement, Parent proposed, on July 1, 1998, to acquire the Company for $21.00 per Share, subject to satisfactory due diligence, negotiation of a definitive merger agreement and approval of the respective Boards of Directors of Parent and the Company. In anticipation of an offer from Parent, on or about July 2, 1998, Paul Stoffel of the Company first contacted Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to discuss engaging that firm to render an opinion regarding the fairness, from a financial point of view, to the stockholders of the Company of the consideration to be received in a business combination between Parent and the Company. DLJ indicated that it would begin work in anticipation of a meeting of the Company's Board to occur the following week. In connection with its efforts, DLJ discussed with Mr. Stoffel his efforts to attract the interest of potential bidders for the Company. In addition to the companies previously contacted by Mr. Stoffel on behalf of the Company, DLJ suggested that the Company consider contacting a major information technology provider about any interest it might have in acquiring the Company. Mr. Stoffel contacted the company identified by DLJ, and following an initial expression of interest, provided it with nonpublic information concerning the Company. The company identified by DLJ has not responded to further contacts from the Company.


     In a meeting with the Company's Board on July 8, 1998, representatives of DLJ stated that DLJ was proceeding with its work in connection with the preparation of the opinion requested by the Company's Board of Directors. Furthermore, representatives of DLJ indicated on a preliminary basis that if DLJ were formally engaged by the Company and assuming that the consideration to be received by the stockholders of the Company in a business combination with Parent would be $21.00 per share in cash, DLJ expected to be in a position to render an opinion that such consideration was fair to the stockholders of the Company from a financial point of view, subject to (i) satisfactory completion by DLJ of its financial and business due diligence review, (ii) review and consideration by DLJ of the structure and terms of the transaction as set forth in a merger agreement or other definitive agreements between the Company and Parent and (iii) completion of DLJ's internal committee procedures including approval of the opinion to be rendered by DLJ by its fairness opinion committee. At the time DLJ gave such preliminary indication to the Company's Board of Directors, the Company had not yet received from Parent a draft of the merger agreement or any other definitive agreements and, accordingly, DLJ had not been provided with any information regarding the structure or terms of the transaction other than the proposed $21.00 per share price. Following this meeting with the Company's Board, however, as previously disclosed in Section 5 of the Supplement, Parent informed the Company that it was not interested in pursuing a transaction with the Company. As a result of the termination of discussions with Parent, the Board did not formally engage DLJ in July of 1998. Mr. Stoffel ultimately contacted DLJ again in October 1998

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                                                              Page 3 of 5 Pages

to discuss engaging DLJ to render an opinion regarding the fairness from a financial point of view of the consideration to be received by holders of the Shares in a business combination between Parent and the Company. The Company's Board of Directors authorized the engagement of DLJ for this purpose and DLJ was formally engaged on October 15, 1998.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(e) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     (e) As previously disclosed in Section 7 of the Supplement, a putative class action entitled Matador Capital Management Corporation, Everglades Partners, L.P., Everglades Offshore Fund, Ltd. and Contrarian Opportunities Fund, L.P. v. BRC Holdings, Inc., ACS Acquisition Corporation, Affiliated Computer Services, Inc., Paul T. Stoffel, L.D. Brinkman, Robert E. Masterson and David H. Monnich C.A. No. 16758-NC was filed on October 30, 1998, in the Court of Chancery of the State of Delaware against the Company, its directors and the Purchaser and Parent by Matador Capital Management and related companies ("Matador") seeking, among other things, to enjoin the Offer and the Merger. A hearing on Matador's motion for an order preliminarily enjoining the Offer and the Merger was held on November 20, 1998. On November 25, 1998, the Court of Chancery issued an opinion and related order (the "Opinion") denying Matador's motion for a preliminary injunction except insofar as it sought to require the disclosure and dissemination of certain additional information outlined in the Opinion to the Company' stockholders by the Company. On December 2, 1998, the Court of Chancery entered a further order (the "Order") approving the contents of such disclosure proposed by the Company and permitting the Offer to be consummated on December 14, 1998, following dissemination of such disclosure by the Company to its stockholders. The Company has informed Parent that it intends to mail such disclosure to the Company's stockholders on or about December 2, 1998. The Opinion and the Order are attached hereto as Exhibits 22 and 23, respectively, and are incorporated herein by reference.


     On November 25 and December 1, 1998, Parent and the Company issued press releases regarding the foregoing, copies of which are attached hereto as Exhibits 24, 25 and 26, and are incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 of the Schedule 14D-1 is hereby amended to add the following exhibits:

     20 Letter from Parent and the Purchaser to the Company dated November 30, 1998.
     21   Press Release of Parent dated December 1, 1998.
     22 Opinion, dated November 25, 1998, In the Court of Chancery of the State of Delaware in and for New Castle County.
     23 Order, dated December 2, 1998, In the Court of Chancery of the State of Delaware in and for New Castle County.
     24   Press Release of Parent dated November 25, 1998.
     25   Press Release of Parent dated December 1, 1998.
     26   Press Release of the Company dated November 25, 1998.


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                                                              Page 4 of 5 Pages

                                      SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 1998.

                                       ACS ACQUISITION CORPORATION

                                       By: /S/ MARK A. KING
                                          -------------------------------------
                                       Name:  MARK A. KING
                                              ---------------------------------
                                       Title: VICE PRESIDENT
                                              ---------------------------------


                                       AFFILIATED COMPUTER SERVICES, INC.

                                       By: /S/ MARK A. KING
                                          -------------------------------------
                                       Name:  MARK A. KING
                                              ---------------------------------
                                       Title: EXECUTIVE VICE PRESIDENT AND CHIEF
                                              FINANCIAL OFFICER
                                              ---------------------------------

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

EXHIBIT
NUMBER                                  ITEM
-------                                 ----
20        Letter from Parent and the Purchaser to the Company dated
          November 30, 1998.
21        Press Release of Parent dated December 1, 1998.
22        Opinion, dated November 25, 1998, In the Court of Chancery of the
          State of Delaware in and for New Castle County.
23        Order, dated December 2, 1998, In the Court of Chancery of the
          State of Delaware in and for New Castle County.
24        Press Release of Parent dated November 25, 1998.
25        Press Release of Parent dated December 1, 1998.
26        Press Release of the Company dated November 25, 1998.